04001421

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle One Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South Iowa Street
(No. and Street)

Washington (City) Iowa (State) 52353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Svoboda (319) 653-9001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

406 Main Avenue, Suite 3000 (Address) Fargo (City) ND (State) 58103 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 187 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Svoboda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle One Investments LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BOBBI MALICHKY
Notarial Seal - Iowa
Commission 708595
My Commission Exp. May 1, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAGLE ONE INVESTMENTS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

EAGLE ONE INVESTMENTS, LLC

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Members
Eagle One Investments, LLC
Washington, Iowa

We have audited the accompanying statements of financial condition of **Eagle One Investments, LLC** as of December 31, 2003 and 2002, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eagle One Investments, LLC** at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
January 23, 2004

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 354,812	$ 279,036
Special reserve bank account	2,642	-
Total cash and cash equivalents	357,454	279,036
Receivables	222,835	196,279
Prepaid expenses	4,448	-
Other	4,054	5,008
Total current assets	588,791	480,323
EQUIPMENT, at cost		
Computer and office equipment	66,695	56,073
Software	4,098	4,098
	70,793	60,171
Accumulated depreciation/amortization	(51,271)	(39,094)
	19,522	21,077
	$ 608,313	$ 501,400
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - vendor	$ 10,443	$ 3,801
Accrued commissions and rents	288,684	260,131
Refund liability	2,642	-
Other accrued liabilities	3,744	780
Total current liabilities	305,513	264,712
MEMBERS' EQUITY	302,800	236,688
	$ 608,313	$ 501,400

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATIONS		
REVENUE		
Commissions	$ 4,322,669	$ 4,133,335
Interest	37,250	37,869
Miscellaneous	16,071	8,947
	4,375,990	4,180,151
EXPENSES		
Commissions and rents	3,489,132	3,389,850
Management service fees	378,000	360,000
Vendor charges and fees	173,428	149,549
Consulting	32,929	20,075
Telephone and internet service	27,851	35,463
Dues, fees and subscriptions	24,334	20,827
Travel	23,855	26,306
Office supplies	20,455	19,025
Office rent and utilities	20,208	14,557
Licensing and filing	17,273	17,390
Software rental	15,600	10,790
Postage	12,950	15,364
Depreciation and amortization	12,177	14,191
Computer equipment rental	11,519	19,657
Professional services	10,995	11,965
Maintenance	7,629	5,875
State taxes	7,032	8,654
Life and health insurance - owners	6,147	4,420
Computer supplies and maintenance	3,013	2,449
Meals and entertainment	2,904	3,030
Advertising	2,124	3,502
Insurance	1,173	1,295
Conventions and meetings	83	12,971
Loss on disposal of equipment	-	8,066
Miscellaneous	9,067	6,238
	4,309,878	4,181,509
NET INCOME (LOSS)	$ 66,112	$ (1,358)
MEMBERS' EQUITY		
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 236,688	$ 213,046
Contributions	-	25,000
Net income (loss)	66,112	(1,358)
MEMBERS' EQUITY, END OF YEAR	$ 302,800	$ 236,688

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net income (loss)	$ 66,112	$ (1,358)
Charges and credits to net income (loss) not affecting cash		
Depreciation and amortization	12,177	14,191
Loss on disposal of equipment	-	8,066
Changes in assets and liabilities		
Receivables	(26,556)	(10,951)
Prepaid expenses	(4,448)	8,187
Accounts payable - vendor	6,642	(913)
Accrued commissions and rents	28,553	30,288
Accrued liabilities	2,964	(3,682)
Refund liability	2,642	-
Other	954	(564)
NET CASH FROM OPERATING ACTIVITIES	89,040	43,264
INVESTING ACTIVITIES		
Proceeds from sale of equipment	-	2,150
Purchase of equipment	(10,622)	(14,404)
NET CASH USED FOR INVESTING ACTIVITIES	(10,622)	(12,254)
FINANCING ACTIVITY		
Member contributions	-	25,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	78,418	56,010
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	279,036	223,026
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 357,454	$ 279,036

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and has sales representatives in California, Colorado, Illinois, Iowa, Nebraska, North Dakota, Oklahoma and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $2,124 and $3,502 in 2003 and 2002, respectively.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

(continued on next page)

Cash and Cash Equivalents

The Company considers all highly liquid assets with a maturity of less than three months to be cash equivalents.

Reclassifications

Certain amounts have been reclassified in the 2002 financial statements to be comparative with amounts reported in 2003. These reclassifications have no net effect on members' equity or net loss for 2002.

Depreciation and amortization

Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Computer and office equipment	5-7 years
Software	3 years

NOTE 2 - SPECIAL RESERVE BANK ACCOUNT / REFUND LIABILITY

During 2003, the NASD issued a notice requiring all member firms to segregate sufficient funds to satisfy any potential overcharges to customers resulting from the failure to deliver all mutual fund breakpoint discounts to which the customers are entitled. Pursuant to this notice, the Company has estimated its potential refund liability to be $2,642 and has established a special reserve bank account to segregate the appropriate funds for the payment of this liability.

NOTE 3 - RELATED PARTY TRANSACTIONS

On January 1, 2002, the Company entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. As of January 1, 2002, all employees of the Company were transferred to EOI Management, Inc. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. During 2003 and 2002, the Company paid monthly management service fees of $31,500 and $30,000, respectively, to EOI Management, Inc. for these services. During 2003 and 2002, the Company paid $378,000 and $360,000, respectively, in management service fees to EOI Management, Inc.

On March 1, 2003, the Company began leasing office space under an operating lease agreement with EOI Management, Inc. Terms of the lease call for monthly payments of $1,500 and payment of all utilities. Office lease payments to EOI Management, Inc. totaled $15,000 in 2003. Minimum future lease payments under this lease are as follows: 2004 - $18,000; 2005 - $18,000; and 2006 - $3,000.

Commissions paid to members of the Company totaled $1,633,014 and $1,826,787 in 2003 and 2002, respectively.

(continued on next page)

NOTE 4 - OPERATING LEASES

During 2002, the Company leased its office space under a monthly operating lease. The Company was required to pay utilities under the terms of the lease. Office lease payments, including utilities, totaled $14,557 in 2002. This lease expired in February 2003 at which time the Company began leasing office space from EOI Management, Inc. (Note 3).

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $15,600 and $10,790 in 2003 and 2002, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $11,519 and $19,657 in 2003 and 2002, respectively.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2003 and 2002 the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2003	2002
Net capital ratio	**1.28:1**	1.40:1
Net capital	**$ 238,935**	$ 189,141
Net capital requirement	**$ 50,000**	$ 50,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

(continued on next page)

NOTE 7 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

NOTE 8 - MEMBERS' EQUITY

The Company's Operating Agreement provides for three classes of membership interest: Series A, Series B and Series C. Only Series A members may vote or participate in the management of the Company. Each Series A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. Series C members become Series A members upon the Series C member's execution of all agreements required for the member to clear transactions through the Company as broker/dealer. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution.

A summary of membership interests by class at December 31, 2003 and 2002 is as follows:

	2003	2002
Membership interests		
Series A	**75%**	75%
Series B	**25%**	25%
Series C	**-**	-
	100%	100%

EAGLE ONE INVESTMENTS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total members' equity from the statement of financial condition	$	302,800
Deductions		
Nonallowable assets:		
Net commissions receivable in excess of liabilities		(15,522)
Receivables from non-customers		(19,310)
Haircuts on securities - money market funds		(1,009)
Equipment		(19,522)
Prepaid expenses and other assets		(8,502)
Net capital	$	238,935
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $50,000	$	50,000
Excess net capital	$	188,935
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	208,383
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	305,513
Ratio of aggregate indebtedness to net capital		1.28:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	238,935
Net year end adjustments		-
	$	238,935

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
Eagle One Investments, LLC
Washington, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Eagle One Investments, LLC** for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
January 23, 2004